UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 29, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

TerreStar Corporation

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File No. 1-33546 – CF # 25230

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TerreStar Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 11, 2010.

Based on representations by TerreStar Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through December 11, 2017
Exhibit 10.2	through August 9, 2012
Exhibit 10.3	through August 1, 2018
Exhibit 10.4	through August 1, 2018
Exhibit 10.6	through January 26, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel